Filed by Mallinckrodt plc (Commission File No. 001-35803)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Endo Inc. (Commission File No. 333-280767)

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